FILER:

 COMPANY DATA:
   COMPANY CONFORMED NAME:             ALLIANT ENERGY CORPORATE SERVICES, INC
   CENTRAL INDEX KEY:
   STANDARD INDUSTRIAL CLASSIFICATION:
   IRS NUMBER:
   STATE OF INCORPORATION:
   FISCAL YEAR END:

 FILING VALUES:
   FORM TYPE:                          U-6B-2/A
   SEC ACT:
   SEC FILE NUMBER:
   FILM NUMBER:

 BUSINESS ADDRESS:
   STREET 1:                           4902 N Biltmore Lane
   CITY:                               MADISON
   STATE:                              WI
   ZIP:                                53718
   BUSINESS PHONE:                     608-458-3311

 MAIL ADDRESS:
   STREET 1:                           P.O. BOX 77007
   CITY:                               MADISON
   STATE:                              WI
   ZIP:                                53707



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2/A

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Synfuel LLC, Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES Transportation Inc."), Capital Square Financial Corporation("CSFC"), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Properties,("HPI"), Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park,
 LP("Prairie"), RMT, Inc., Schedin & Associates, Inc.("Schedin"), SVBK consulting Group, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), Whiting Petroleum Corporation("Whiting"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from April 1, 2002 through June 30, 2002, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.   Issue, renewal or guaranty - New Issues

3.   Principal amount - See Schedule 1

4.   Rate of interest - See Schedule 1

5.   Date of issue,  renewal or guaranty - From April 1, 2002  through  June 30,
     2002

6.   If renewal of security, give date of original issue - Not Applicable

7.   Date of maturity of each security - various ranging from 1 day to 75 days.

8.   Name of the person to whom each security was issued, renewed or guarantied:
     Cede & Co.

9.   Collateral given with each security: None

10.  Consideration received for each security: See Schedule 1

11.  Application of proceeds of each security: See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of
        a.  the provisions contained in the first sentence of 6(b),  :
        b.  the provisions contained in the fourth sentence of 6(b),  :
        c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.  Not Applicable

14.  Not Applicable

15.  Exempt from provisions of 6(a) under Rule 52.




                                      ALLIANT ENERGY CORPORATE SERVICES, INC.

Date: March 4, 2003               By:   /s/ Thomas Hanson
      ----------------                ----------------------------------------
                                       Thomas Hanson, VP - Treasurer

                                   Form U-6B-2/A
                                   Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

                PERIOD FROM APRIL 1, 2002 THROUGH JUNE 30, 2002

1. During the period from April 1, 2002 through June 30, 2002, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                         April             May             June           Quarter
                      -------------------------------------------------------------------
   Beginning Balance  $ 468,725,000    $ 549,893,000    $ 556,573,000   $   468,725,000
   CP Issued          $ 432,500,000    $ 539,000,000    $ 790,000,000   $ 1,761,500,000
   CP Matured         $ 351,332,000    $ 532,320,000    $ 770,202,000   $ 1,653,854,000
   Ending Balance     $ 549,893,000    $ 556,573,000    $ 576,371,000   $   576,371,000

2.   The weighted average interest rate for the period was as follows:

       April       2.4689%
       May         2.2411%
       June        2.2257%
       QUARTER     2.3119%



3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:

                                                Beginning              Borrowing/                Ending
Participant                      Month           Balance              (Repayment)              Balance
---------------------------------------------------------------------------------------------------------------

Alliant Energy                    April             420,255.98           (30,321.43)            450,577.41
Field Services                    May               450,577.41           (15,446.39)            466,023.80
                                  June              466,023.80            (8,674.14)            474,697.94

Alliant Energy                    April           6,425,587.52          (266,527.87)          6,692,115.39
Integrated Services Company       May             6,692,115.39          (473,325.87)          7,165,441.26
                                  June            7,165,441.26          (357,655.75)          7,523,097.01

Alliant Energy                    April          13,664,454.16         1,494,343.21          12,170,110.95
Integrated Services Company       May            12,170,110.95          (145,496.93)         12,315,607.88
Energy Management LLC             June           12,315,607.88          (155,062.52)         12,470,670.40

Alliant Energy                    April           1,548,174.59           (96,498.31)          1,644,672.90
Integrated Services Company       May             1,644,672.90            16,651.87           1,628,021.03
Energy Solutions LLC              June            1,628,021.03        (3,050,686.51)          4,678,707.54

Alliant Energy                    April         453,434,855.64        (2,530,799.86)        455,965,655.50
International, Inc.               May           455,965,655.50        (4,976,061.78)        460,941,717.28
                                  June          460,941,717.28        (2,032,116.54)        462,973,833.82

Alliant Energy                    April          54,189,924.86          (614,572.06)         54,804,496.92
Investments, Inc.                 May            54,804,496.92          (358,494.30)         55,162,991.22
                                  June           55,162,991.22          (231,804.70)         55,394,795.92

Alliant Energy                    April                   0.00                 0.00                   0.00
Synfuel LLC                       May                     0.00        (1,997,953.37)          1,997,953.37
                                  June            1,997,953.37            (7,533.95)          2,005,487.32

Alliant Energy                    April            (182,148.78)              721.17            (182,869.95)
Transportation, Inc.              May              (182,869.95)              753.69            (183,623.64)
                                  June             (183,623.64)              692.09            (184,315.73)

Capital Square                    April          (4,971,865.56)         (563,463.84)         (4,408,401.72)
Financial Corp.                   May            (4,408,401.72)          176,948.45          (4,585,350.17)
                                  June           (4,585,350.17)           59,213.92          (4,644,564.09)

Cedar Rapids &                    April            (978,033.88)        1,038,834.57          (2,016,868.45)
Iowa City Railway                 May            (2,016,868.45)          856,149.05          (2,873,017.50)
                                  June           (2,873,017.50)         (481,585.86)         (2,391,431.64)

Energys, Inc.                     April             782,176.59            24,619.35             757,557.24
                                  May               757,557.24           (43,530.96)            801,088.20
                                  June              801,088.20           (32,786.46)            833,874.66

Energy Performance Services       April          18,041,263.02          (139,756.53)         18,181,019.55
                                  May            18,181,019.55           888,619.86          17,292,399.69
                                  June           17,292,399.69           163,399.82          17,128,999.87

EUA Cogenex                       April          72,761,939.89           753,967.87          72,007,972.02
                                  May            72,007,972.02        (1,186,242.99)         73,194,215.01
                                  June           73,194,215.01          (304,206.01)         73,498,421.02

Heartland Energy                  April          17,068,641.96         1,894,580.39          15,174,061.57
Group                             May            15,174,061.57          (550,034.97)         15,724,096.54
                                  June           15,724,096.54        (3,653,721.52)         19,377,818.06

Heartland                         April          (8,317,530.18)       (2,258,544.84)         (6,058,985.34)
Properties, Inc.                  May            (6,058,985.34)          (78,645.26)         (5,980,340.08)
                                  June           (5,980,340.08)         (563,284.55)         (5,417,055.53)

HES                               April           2,059,287.41            (8,586.95)          2,067,874.36
                                  May             2,067,874.36            35,499.32           2,032,375.04
                                  June            2,032,375.04           (10,929.76)          2,043,304.80

IEA Delaware                      April          14,635,834.95            (4,044.80)         14,639,879.75
                                  May            14,639,879.75           (60,461.08)         14,700,340.83
                                  June           14,700,340.83           142,816.34          14,557,524.49

IEI Barge                         April           4,481,729.45          (130,326.74)          4,612,056.19
Services, Inc.                    May             4,612,056.19            85,443.49           4,526,612.70
                                  June            4,526,612.70            93,464.88           4,433,147.82

Industrial Energy                 April          27,257,834.39         1,849,492.32          25,408,342.07
Applications, Inc.                May            25,408,342.07          (506,756.71)         25,915,098.78
                                  June           25,915,098.78          (413,167.44)         26,328,266.22

Iowa Land & Building              April            (304,071.08)          216,603.01            (520,674.09)
Company                           May              (520,674.09)          293,612.14            (814,286.23)
                                  June             (814,286.23)           74,334.67            (888,620.90)

Prairie Ridge                     April              87,720.33            48,307.59              39,412.74
Business Park, L.P.               May                39,412.74             3,331.59              36,081.15
                                  June               36,081.15              (293.07)             36,374.22

RMT, Inc.                         April          (7,187,021.82)        1,796,650.92          (8,983,672.74)
                                  May            (8,983,672.74)       (2,290,546.07)         (6,693,126.67)
                                  June           (6,693,126.67)         (369,114.90)         (6,324,011.77)

Schedin &                         April           1,202,515.59             8,031.72           1,194,483.87
Associates, Inc.                  May             1,194,483.87           (26,148.67)          1,220,632.54
                                  June            1,220,632.54         1,220,632.54                   0.00

SVBK Consulting                   April           1,762,941.64           113,784.50           1,649,157.14
Group, Inc.                       May             1,649,157.14             6,969.19           1,642,187.95
                                  June            1,642,187.95         1,642,187.95                   0.00

Transfer                          April             (92,439.28)           12,536.36            (104,975.64)
Services, Inc.                    May              (104,975.64)           (6,686.42)            (98,289.22)
                                  June              (98,289.22)           30,132.65            (128,421.87)

Village Lakeshares,               April           2,232,869.78            96,399.36           2,136,470.42
Inc.                              May             2,136,470.42            81,408.00           2,055,062.42
                                  June            2,055,062.42            88,397.26           1,966,665.16

Whiting Petroleum                 April         166,962,876.78       (79,467,177.33)        246,430,054.11
Corporation                       May           246,430,054.11         2,293,322.62         244,136,731.49
                                  June          244,136,731.49        (1,992,817.84)        246,129,549.33

Williams Bulk                     April           4,883,907.92            (8,048.09)          4,891,956.01
Transfer                          May             4,891,956.01            44,961.41           4,846,994.60
                                  June            4,846,994.60           (50,565.71)          4,897,560.31





4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

     b.   Alliant Energy Integrated Services Company - Holding Company.

     c. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

     d. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

     e.   Alliant Energy International, Inc. (formerly "IES International Inc.")
          - Investments in foreign utilities.

     f. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     g. Alliant Energy Synfuel LLC -Investment in a facility that converts coal to a synthetic coal.

     h. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

     i. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.") - Holding company for transportation related subsidiaries.

     j.   Capital Square Financial Corp. - Financing services.

     k. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     l.   Energys, Inc. - Installation and service of energy systems.

     m.   Energy  Performance  Services,  Inc.  - Provides  resources  to reduce
          energy   consumption  &  related   operating   costs  to   industrial,
          institutional & federal government entities.

     n.   EUA  Cogenex -  Provides  resources  to reduce  energy  consumption  &
          related  operating  costs  to  industrial,   institutional  &  federal
          government entities.

     o. Heartland Energy Group - Natural gas commodity and management services company.

     p. Heartland Properties, Inc. - Real estate management and community development.

     q.   HES - Holding company with an ownership in ReGenCo LLC.

     r. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

     s.   IEI Barge Services Inc. - Barge terminal and hauling services.

     t.   Industrial  Energy  Applications,   Inc.  -  Commodities-based  energy
          services.

     u.   Iowa Land & Building Company - Real estate purchasing.

     v.   Prairie Ridge Business Park, LP - Real estate holding company.

     w.   RMT, Inc. - Environmental consulting and engineering.

     x.   Schedin & Associates, Inc. - Energy consulting.

     y.   SVBK - Consulting firm.

     z. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

     aa.  Village Lakeshares Inc. - Real estate and community development.

     bb.  Whiting Petroleum Corporation - Crude oil production.

     cc. Williams Bulk Transfer - Bulk materials transloading & storage facility